December 8, 2016

John Reynolds

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Kokos Group Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 22, 2016 File No. 333-214276

Dear Mr. Reynolds;

In response to your letter dated November 29, 2016 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Kokos Group Inc. (the “Company”). Amendment No. 2 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s November 29, 2016 letter in italicized text immediately before our response.

Certain Relationships and Related Transactions, page 24

1.	We note your response to comment 5. Please revise to specifically identify Mr. Baterina as promoter.

Response:

We have revised our disclosure on page 24 to specifically identify Mr. Baterina as a promoter.

2.	We note your response to comment 6. Please revise to indicate Mr. Baterina’s positions with the company. Also confirm that the $1,675 is the largest amount advanced to the company. Finally clarify the amount outstanding as of the latest practicable date and whether the company has made any principal payments.

Response:

We have revised our disclosure in “Certain Relationships and Related Transactions” on page 24 to confirm that the $1,675 is the largest and only amount advanced to the company. Further to clarify as of December 8, 2016 the amount outstanding is $1,675 and the company has not made any principal payments.

We trust our responses meet with your approval.

Sincerely,

/s/ Jeoffrey C. Baterina

President